Contact

www.linkedin.com/in/stephen-steinberg-ba821420 (LinkedIn)

Stephen Steinberg

Director Center for Advanced Theraputic Endoscopy, Boca Regional Hospital

Boca Raton, Florida, United States

Experience

Boca Raton Regional Hospital

Director, Center for Advanced Therapeutic Endoscopy (CATE), Boca Raton Florida

October 2011 - Present (13 years 9 months)

Boca Raton, Florida, United States